Exhibit 99.1

TuanChe Announces Unaudited Fourth Quarter and Full Year 2021 Financial Results

BEIJING, April 4, 2022 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Key Fourth Quarter 2021 Financial and Operating Metrics Compared with the Prior Year Period

•	Net revenues decreased by 49.8% to RMB83.1 million (US$13.0 million) from RMB165.8 million.

•	Gross profit decreased by 47.3% to RMB63.5 million (US$10.0 million) from RMB120.6 million.

•	Quarterly number of auto shows organized across China decreased by 53.5% to 107 in 80 cities from 230 in 135 cities.

•	Quarterly number of automobile sale transactions facilitated decreased by 63.9% to 24,990 from 69,308. Quarterly gross merchandise volume of new automobiles sold decreased by 65.3% to RMB3.4 billion (US$0.5 billion) from RMB9.8 billion.

•	Sales operations covering 119 cities as of December 31, 2021, compared with 125 cities as of September 30, 2021 and 126 cities as of December 31, 2020.

Full Year 2021 Financial and Operating Metrics Compared with Prior Year

•	Net revenues increased by 8.3% to RMB357.6 million (US$56.1 million) from RMB330.2 million.

•	Gross profit increased by 12.8% to RMB272.3 million (US$42.7 million) from RMB241.4 million.

•	The number of auto shows organized in 2021 increased by 0.2% to 450 in 142 cities from 449 auto shows in 172 cities across China.

•	The number of automobile sales transactions facilitated in 2021 decreased by 25.4% to 104,689 from 140,264, and the gross merchandise volume of new automobiles sold in 2021 decreased by 26.3% to RMB14.6 billion (US$2.3 billion) from RMB19.8 billion.

Mr. Wei Wen, TuanChe’s Chairman and Chief Executive Officer, commented, "Despite the COVID-19 pandemic headwinds throughout 2021, our net revenues in the fourth quarter of RMB83.1 million beat the top end of our guidance, representing a quarter-over-quarter increase of 36.1%. While we continued to develop our automotive marketplace business, we are taking the next step in our business development to expand into electric vehicle (EV) manufacturing. We believe that by harnessing our profound customer insights, extensive sales network, and the complementary resources and industry-leading expertise of our prospective strategic partners, we will be well-positioned to capture our share of the EV market. Although uncertainty remains due to the COVID-19 variants and their short-term impact on our business, we will prudently execute our EV manufacturing strategy and flexibly fine-tune our online and offline presence in automotive marketing services to create incremental shareholder value.”

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Mr. Chenxi Yu, TuanChe’s Deputy Chief Financial Officer, added, "We concluded 2021 with full-year net revenues increasing by 8.3% compared with the full-year net revenues in 2020, albeit a 49.8% year-over-year decrease in net revenues in the fourth quarter due to the lingering impact of the COVID-19 pandemic. Our gross margin for the full year reached 76.1%, which was approximately 3.0% and 5.0% higher than our gross margin in 2020 and 2019, respectively, attributable to our continuous revenue composition optimization. Furthermore, our total operating expenses for the fourth quarter decreased by 27.4% compared with our total operating expenses for the same period in 2020, due to our systematic cost control measures. Moving forward, we will leverage cross-business synergies to drive long-term growth as we embark on a new chapter by entering the EV market.”

Recent Business Developments

•	COVID-19 Impact

As the COVID-19 pandemic is largely under control in China, the Company has gradually resumed offline operations in some cities since the end of May 2020, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the relevant government guidance. COVID-19 and its Delta and Omicron variants continue to generate uncertainties in the Company's business with reported cases in several regions including Shaanxi, Guangdong, Zhejiang and Heilongjiang provinces in the fourth quarter, resulting in cancellation of some offline auto shows and adverse impact on the Company’ financial conditions and cash flow. Furthermore, as the business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting account receivables from these customers. See “Business Outlook” for the Company’s current and preliminary views on the impact of COVID-19 on the auto market and operational conditions for the first quarter of 2022. The Company also continues to closely monitor both the development of the pandemic and regulatory responses and restrictions as well as the impact on the Company’s business, results of operations, financial conditions and cash flow. Moreover, the Company has implemented and will continue to implement measures to adjust the pace of business operations and conserve resources and may resort to other cost cutting measures for cash flow management.

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Unaudited Fourth Quarter 2021 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2021 decreased by 49.8% to RMB83.1 million (US$13.0 million) from RMB165.8 million in the same period of prior year, primarily due to a 59.7% year-over-year decrease in revenues generated from offline marketing services to RMB52.3 million (US$8.2 million) from RMB129.9 million in the same period of prior year.

•	Offline marketing services. Net revenues generated from auto shows decreased by 59.9% to RMB51.6 million (US$8.1 million) in the fourth quarter of 2021 from RMB128.8 million in the same period of prior year, and net revenues generated from special promotion events decreased by 29.9% to RMB0.8 million (US$0.1 million) in the fourth quarter of 2021 from RMB1.1 million in the same period of prior year. The decrease in revenues from offline marketing services was primarily due to cancellations of certain offline auto shows and special promotion events in response to small-scale outbreak of COVID-19 in multiple locations.

•	Referral service for Webank. Net revenues generated from referral service for Webank decreased by 3.6% to RMB12.5 million (US$2.0 million) in the fourth quarter of 2021 from RMB13.0 million in the same period of prior year, primarily due to the decrease in the charge rate range to the range of 1% to 5% since October 2021 from the range of 2% to 6%, albeit the increase in the loan matching volume to RMB1.6 billion in the fourth quarter of 2021 from RMB0.9 billion in the same period of prior year.

•	Online marketing services and others. Net revenues generated from online marketing services and others decreased by 20.2% to RMB18.3 million (US$2.9 million) in the fourth quarter of 2021 from RMB22.9 million in the same period of prior year, primarily due to reduction of live streaming events.

Gross Profit

Gross profit decreased by 47.3% to RMB63.5 million (US$10.0 million) in the fourth quarter of 2021 from RMB120.6 million in the same period of prior year. Gross margin was 76.4% in the fourth quarter of 2021 compared with 72.8% in the same period of prior year, primarily attributable to the change in our revenue composition.

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Total Operating Expenses and Loss from Operations

Total operating expenses decreased by 27.4% to RMB107.9 million (US$16.9 million) in the fourth quarter of 2021 from RMB148.5 million in the same period of prior year.

•	Selling and marketing expenses decreased by 31.4% to RMB73.9 million (US$11.6 million) in the fourth quarter of 2021 from RMB107.7 million in the same period of prior year, primarily due to decrease in promotion expenses and staff compensation expenses as a result of decreased volume of offline events.

•	General and administrative expenses decreased by 17.7% to RMB25.2 million (US$3.9 million) in the fourth quarter of 2021 from RMB30.6 million in the same period of prior year, primarily due to a decrease in bad debt in relation to prepayment and other current assets.

•	Research and development expenses decreased by 14.3% to RMB8.8 million (US$1.4 million) in the fourth quarter of 2021 from RMB10.2 million in the same period of prior year, primarily due to a decrease in outsourced professional service fee.

As a result of the foregoing, loss from operations increased by 58.9% to RMB44.4 million (US$7.0 million) in the fourth quarter of 2021 from RMB27.9 million in the same period of prior year.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the fourth quarter of 2021 increased by 67.9% to RMB42.6 million (US$6.7 million) from RMB25.4 million in the same period of prior year. Basic and diluted loss per ordinary share were both RMB0.14 (US$0.02) in the fourth quarter of 2021 compared with RMB0.08 in the same period of prior year.

Adjusted net loss attributable to the Company’s shareholders in the fourth quarter of 2021 increased by 76.1% to RMB39.5 million (US$6.2 million) from RMB22.5 million in the same period of prior year. Adjusted basic and diluted net loss per ordinary share were both RMB0.13 (US$0.02) in the fourth quarter of 2021 compared with RMB0.07 in the same period of prior year. (1)

Adjusted EBITDA was a loss of RMB37.5 million (US$5.9 million) in the fourth quarter of 2021 compared with a loss of RMB21.3 million in the same period of prior year. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

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Balance Sheet and Cash Flow

As of December 31, 2021, the Company had RMB63.5 million (US$10.0 million) cash and cash equivalents and RMB33.8 million (US$5.3 million) restricted cash. Net cash used in operating activities in the fourth quarter of 2021 was RMB39.3 million (US$6.2 million) compared with net cash used in operating activities of RMB1.0 million in the same period of prior year.

Unaudited Full Year 2021 Financial Results

Net Revenues

Net revenues in the full year of 2021 increased by 8.3% to RMB357.6 million (US$56.1 million) from RMB330.2 million in the prior year, primarily due to a 258.5% year-over-year increase in revenue generated from referral service for Webank, offsetting the decrease in revenue from online marketing services and others.

•	Offline marketing services. Revenues generated from auto shows in the full year of 2021 decreased by 3.0% to RMB242.9 million (US$38.1 million) from RMB250.5 million in the prior year, and net revenues generated from special promotion events decreased by 17.7% to RMB4.0 million (US$0.6 million) in the year 2021 from RMB4.9 million in the prior year. The decrease in revenues from offline marketing services was primarily due to cancellations of certain offline auto shows and special promotion events in response to small-scale outbreak of COVID-19 in multiple locations.

•	Referral service for Webank. Net revenues generated from referral service for Webank increased by 258.5% to RMB67.0 million (US$10.5 million) in the year 2021 from RMB18.7 million in the prior year, primarily due to our expanded collaboration with Webank. The loan matching volume increased to RMB5.4 billion in the year of 2021 from RMB1.3 billion in the prior year, albeit the decrease in the charge rate range since October 2021.

•	Online marketing services and others. Revenue generated from online marketing services and others decreased by 22.3% to RMB43.7 million (US$6.9 million) in the full year of 2021 from RMB56.2 million in the prior year, primarily due to reduction of live streaming events.

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Gross Profit

Gross profit in the full year of 2021 increased by 12.8% to RMB272.3 million (US$42.7 million) from RMB241.4 million in the prior year. Gross margin increased to 76.1% in the full year of 2021 from 73.1% in the prior year, primarily attributable to the change in our revenue composition.

Total Operating Expenses and Loss from Operations

Total operating expenses in the full year of 2021 decreased by 7.2% to RMB383.1 million (US$60.1 million) from RMB412.8 million in the prior year.

•	Selling and marketing expenses in the full year of 2021 decreased by 1.8% to RMB274.7 million (US$43.1 million) from RMB279.7 million in the prior year, primarily due to decreases in promotion expenses as a result of decreased volume of offline events.

•	General and administrative expenses in the full year of 2021 decreased by 26.3% to RMB72.8 million (US$11.4 million) from RMB98.8 million in the prior year, primarily due to the full amortization of certain share-based compensation for our general and administrative staff and the decrease of bad debt in relation to prepaid offline advertising fee.

•	Research and development expenses in the full year of 2021 increased by 4.0% to RMB35.7 million (US$5.6 million) from RMB34.3 million in the prior year, primarily due to higher staff compensation expenses for research and development personnel.

Loss from operations decreased by 35.3% to RMB110.8 million (US$17.4 million) in the full year of 2021 from RMB171.3 million in the prior year.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the full year of 2021 decreased by 37.5% to RMB101.9 million (US$16.0 million) from RMB163.0 million in the prior year. Basic and diluted loss per ordinary share were both RMB0.33 (US$0.05) in the full year of 2021 compared with RMB0.54 in the prior year.

Adjusted net loss attributable to the Company’s shareholders decreased by 38.2% to RMB89.9 million (US$14.1 million) in the full year of 2021 from an adjusted net loss of RMB145.4 million in the prior year. Adjusted basic and diluted loss per ordinary share were both RMB0.29 (US$0.05) in the full year of 2021 compared with RMB0.48 in the prior year.(1)

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Adjusted EBITDA was a loss of RMB82.9 million (US$13.0 million) in the full year of 2021 compared with a loss of RMB141.1 million in the prior year.(1)

Business Outlook

For the first quarter of 2022, the Company expects net revenues to range from approximately RMB20.0 million to RMB30.0 million, representing an approximate year-over-year decrease of 75.3% to 62.9%. This is primarily attributable to the estimated decline in the expected number of offline events to be held in the first quarter of 2022 (including auto shows and special promotion events) due to the COVID-19 pandemic as well as the impact of the global chip supply shortage on the auto industry.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited condensed consolidated quarterly and full year financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net loss as net loss excluding the impact of share-based compensation expenses, change of guarantee liability and impairment of long-term investment. The Company defines adjusted net loss per ordinary share as adjusted net loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net loss excluding the impact of depreciation and amortization, interest income net, share-based compensation expenses, change of guarantee liability and impairment of long-term investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company’s operating performance.

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In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, share-based compensation expenses, change of guarantee liability and impairment of long-term investment have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Investor Relations
Tel: +86 (10) 6397-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

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TUANCHE LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	109,916	63,461	9,958
Restricted cash	29,829	33,837	5,310
Time deposits	45,674	-	-
Accounts receivable, net	66,126	47,951	7,525
Prepayment and other current assets, net	59,856	60,460	9,487
Total current assets	311,401	205,709	32,280
Non-current assets:
Property, equipment and software, net	5,708	3,467	544
Identifiable intangible assets	21,821	17,711	2,779
Operating lease right-of-use assets, net	10,801	5,104	801
Long-term investments	8,949	5,357	841
Goodwill	115,414	115,414	18,111
Other non-current assets	313	313	49
Total non-current assets	163,006	147,366	23,125
Total assets	474,407	353,075	55,405
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	21,794	29,577	4,641
Advances from customers	21,466	15,401	2,417
Salary and welfare benefits payable	57,996	39,870	6,256
Short-term borrowings	-	7,000	1,098
Other taxes payable	22,992	21,822	3,424
Current portion of deferred revenue	4,054	4,139	649
Short-term operating lease liabilities	5,911	2,589	406
Guarantee liabilities	387	4,073	639
Other current liabilities	41,564	27,313	4,286
Total current liabilities	176,164	151,784	23,816
Non-current liabilities:
Non-current portion of deferred revenue	185	98	15
Deferred tax liability	5,451	5,451	856
Long-term operating lease liabilities	4,048	1,475	231
Other non-current liabilities	1,498	957	150
Total non-current liabilities	11,182	7,981	1,252
Total liabilities	187,346	159,765	25,068
Shareholders’ equity:
Class A ordinary shares	181	182	29
Class B ordinary shares	35	35	5
Treasury stock	(45,886)	(45,886)	(7,200)
Additional paid-in capital	1,221,339	1,231,135	193,192
Accumulated deficit	(881,700)	(983,645)	(154,355)
Accumulated other comprehensive loss	(5,805)	(7,408)	(1,161)
Total equity attributable to equity shareholders of the Company	288,164	194,413	30,510
Non-controlling interests	(1,103)	(1,103)	(173)
Total equity	287,061	193,310	30,337
TOTAL LIABILITIES AND EQUITY	474,407	353,075	55,405

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TUANCHE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in thousands, except share and per share data)

	For the three months ended December 31,
	2020	2021
	RMB	RMB	US$
Net revenues
Offline Marketing Services:
Auto shows	128,804	51,587	8,095
Special promotion events	1,076	754	118
Referral service for Webank	12,969	12,503	1,962
Online marketing services and others	22,911	18,285	2,869
Total net revenues	165,760	83,129	13,044

Cost of revenues	(45,159)	(19,607)	(3,077)

Gross profit	120,601	63,522	9,967

Operating expenses:
Selling and marketing expenses	(107,723)	(73,944)	(11,603)
General and administrative expenses	(30,553)	(25,159)	(3,948)
Research and development expenses	(10,234)	(8,771)	(1,376)
Total operating expenses	(148,510)	(107,874)	(16,927)
Loss from operations	(27,909)	(44,352)	(6,960)
Other expenses, net:
Interest income/(expenses), net	418	(453)	(71)
Foreign currency exchange loss	(292)	(421)	(66)
Gain from an equity method investment	594	656	103
Others, net	1,242	2,761	431
Loss before income taxes	(25,947)	(41,809)	(6,563)
Income tax expense	258	(774)	(121)
Net loss	(25,689)	(42,583)	(6,684)
Net loss attributable to TuanChe Limited’s shareholders	(25,367)	(42,583)	(6,684)
Net loss attributable to the Non-controlling interests	(322)	-	-

Net loss	(25,689)	(42,583)	(6,684)
Other comprehensive loss:
Foreign currency translation adjustments	(3,953)	1,159	182
Total other comprehensive (loss)/income	(3,953)	1,159	182
Total comprehensive loss	(29,642)	(41,424)	(6,502)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders	(29,320)	(41,424)	(6,502)
Non-controlling interests	(322)	-	-
Net loss per share
Basic and diluted	(0.08)	(0.14)	(0.02)
Weighted average number of ordinary shares
Basic and diluted	305,735,882	307,761,793	307,761,793

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TUANCHE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in thousands, except share and per share data)

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
Net revenues
Offline Marketing Services:
Auto shows	250,481	242,860	38,110
Special promotion events	4,851	3,994	627
Referral service for Webank	18,693	67,010	10,515
Online marketing services and others	56,203	43,688	6,856
Total net revenues	330,228	357,552	56,108

Cost of revenues	(88,801)	(85,290)	(13,384)

Gross profit	241,427	272,262	42,724

Operating expenses:
Selling and marketing expenses	(279,665)	(274,670)	(43,102)
General and administrative expenses	(98,820)	(72,788)	(11,422)
Research and development expenses	(34,267)	(35,651)	(5,594)
Total operating expenses	(412,752)	(383,109)	(60,118)
Loss from operations	(171,325)	(110,847)	(17,394)
Other expenses, net:
Interest income, net	2,409	625	98
Exchange (loss)/gain	(25)	(149)	(23)
Gain from an equity method investment	933	258	40
Impairment of a long-term investment	-	(700)	(110)
Others, net	3,498	8,868	1,391
Loss before income taxes	(164,510)	(101,945)	(15,998)
Income tax expense	1,032	-	-
Net loss	(163,478)	(101,945)	(15,998)
Net loss attributable to TuanChe Limited’s shareholders	(163,034)	(101,945)	(15,998)
Net loss attributable to the Non-controlling interests	(444)	-	-

Net loss	(163,478)	(101,945)	(15,998)
Other comprehensive loss:
Foreign currency translation adjustments	(6,853)	(1,603)	(252)
Total other comprehensive loss	(6,853)	(1,603)	(252)
Total comprehensive loss	(170,331)	(103,548)	(16,250)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders	(169,887)	(103,548)	(16,250)
Non-controlling interests	(444)	-	-
Net loss per share
Basic and diluted	(0.54)	(0.33)	(0.05)
Weighted average number of ordinary shares
Basic and diluted	304,439,440	306,792,324	306,792,324

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TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended December 31,
	2020	2021
	RMB	RMB	US$
Net loss	(25,689)	(42,583)	(6,684)
Add:
Depreciation and amortization	1,875	1,546	243
Subtract:
Interest income/(expenses), net	418	(453)	(71)
EBITDA	(24,232)	(40,584)	(6,370)
Add:
Share-based compensation expenses	2,683	3,047	478
Change of guarantee liability	233	-	-
Adjusted EBITDA	(21,316)	(37,537)	(5,892)

Net loss	(25,689)	(42,583)	(6,684)
Add:
Share-based compensation expenses	2,683	3,047	478
Change of guarantee liability	233	-	-
Adjusted net loss	(22,773)	(39,536)	(6,206)
Adjusted net loss attributable to TuanChe Limited’s shareholders	(22,451)	(39,536)	(6,206)
Adjusted net loss attributable to the Non-controlling interests	(322)	-	-
Weighted average number of ordinary shares
Basic and diluted	305,735,882	307,761,793	307,761,793
Adjusted net loss per share from operations
Basic and diluted	(0.07)	(0.13)	(0.02)

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TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$
Net loss	(163,478)	(101,945)	(15,998)
Add:
Depreciation and amortization	7,109	7,668	1,203
Subtract:
Interest income, net	2,409	625	98
EBITDA	(158,778)	(94,902)	(14,893)
Add:
Share-based compensation expenses	17,448	9,796	1,537
Change of guarantee liability	233	1,542	242
Impairment of a long-term investment	-	700	110
Adjusted EBITDA	(141,097)	(82,864)	(13,004)

Net loss	(163,478)	(101,945)	(15,998)
Add:
Share-based compensation expenses	17,448	9,796	1,537
Change of guarantee liability	233	1,542	242
Impairment of a long-term investment	-	700	110
Adjusted net loss	(145,797)	(89,907)	(14,109)
Adjusted net loss attributable to TuanChe Limited’s shareholders	(145,353)	(89,907)	(14,109)
Adjusted net loss attributable to the Non-controlling interests	(444)	-	-
Weighted average number of ordinary shares
Basic and diluted	304,439,439	306,792,324	306,792,324
Adjusted net loss per share from operations
Basic and diluted	(0.48)	(0.29)	(0.05)

14